SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

CIMATRON LIMITED

(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Cimatron Reports Improved Fourth Quarter Results

TUESDAY, FEBRUARY 17, 2004 4:39 PM
- PR Newswire

GIVAT SHMUEL, Israel, Feb 17, 2004 /PRNewswire-FirstCall via Comtex/ – Cimatron Ltd. (CIMT) , a leading developer of CAD/CAM solutions for the tooling industry, today announced a net profit of $272K for the fourth quarter 2003 compared with a net profit of $34K for the fourth quarter of 2002. For the full year 2003, net loss was $301K (including a one-time charge of $225K for retirement cost), compared with a net income of $10K for 2002. Fourth quarter revenues increased by 24% to $6.1 million, compared with revenues of $4.9 million for the third quarter of 2003. This represents an increase of 3% compared to the revenues of $5.9 million in Q4 2002. The quarterly gross profit in Q4 2003 was $4.9 million (80% of revenues), compared with $4.5 million (77% of revenues) in Q4 2002. The operating income for Q4 2003 was $155K, compared with an operating income of $49K in Q4 2002.

For the full year the revenues of 2003 were $21.6 million. Overall for the year, the Company’s improved gross profit was $17 million in 2003 (79% of revenues), compared with $16.6 million in 2002 (77% of revenues). Based on the company’s efforts to augment its sales and market share worldwide, Sales & Marketing expenses during 2003 were increased by 13% to $9.9 million, compared with $8.8 million in 2002. Efficiency measures in other departments led to an overall rise in operating expenses of only $400K (excluding one-time charges). This rise was offset however by a similar size reduction of $400K in the cost of sales from $5 million in 2002 to $4.6 million in 2003. Operating loss for the full year 2003, was $864K (including a one-time charge of $225K for retirement cost) compared with an operating loss of $371K for 2002 (including cancellation of restructuring cost in the amount of $250K). Disregarding one-time expenses, the 2003 operating loss would have been $639K compared with $621K for 2002.

Zvika Naggan, President and CEO of Cimatron, commented, “In 2003, we concentrated our efforts toward strengthening our flagship software solution, Cimatron E, and continued our investment in marketing and sales networks worldwide. Cimatron’s results for 2003 were heavily influenced by the economic conditions of our major markets. Despite that fact, we believe our product innovation and new corporate management, combined with our strong customer base and world wide distribution network, will enable us to enhance our business opportunities and prospects in 2004.”

About Cimatron

Cimatron Ltd. (CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 17,000 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com/.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2003	December 31, 2002
	(Audited)	(Audited)

ASSETS
CURRENT ASSETS:
Total Cash, cash equivalents and
short-terms investments	$9,482	$8,094
Other current assets	6,575	7,005
Total current assets	16,057	15,099

Deposits with insurance companies
and severance pay fund	3,045	2,638

Investment in affiliate	-	43

Net property and equipment	1,092	997

Total other assets	2,192	2,594
Total assets	$22,386	$21,371

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term bank credit	$500	-
Other current liabilities	4,918	4,238
Total current liabilities	5,418	4,238

Accrued severance pay	3,447	2,974

Total shareholders' equity	13,521	14,159
Total liabilities and
shareholders' equity	$22,386	$21,371

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	(Unaudited)		(Audited)

Total revenue	6,060	5,891	21,609	21,628

Total cost of revenue	1,200	1,377	4,618	5,017

Gross profit	4,860	4,514	16,991	16,611

Research and development expenses,
net	1,263	1,428	5,210	5,562

Restructuring costs	-	(250)	-	(250)

Selling, general and
administrative expenses	3,442	3,287	12,645	11,670
Operating income (loss)	155	49	(864)	(371)

Net income (loss)	$272	$34	$(301)	$10
Net income (loss) per share	$0.03	-	$(0.04)	-

Weighted average number of
shares outstanding	7,835	7,921	7,838	7,981

Company Contact:
Eli Gendler, CFO,
Cimatron Ltd.
Phone: +972-3-531-2121
Email: elig@cimatron.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Eli Gendler —————————————— Eli Gendler Chief Financial Officer

Dated: May 17, 2004